1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 12, 2026	www.integraresources.com

 INTEGRA RECEIVES FEDERAL PERMITTING SCHEDULE FOR DELAMAR HEAP LEACH PROJECT; CLEAR
AND ACCELERATED PATHWAY TARGETING A RECORD OF DECISION IN 2027

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the United States Bureau of Land Management ("BLM") has formally established a federal permitting schedule under the National Environmental Policy Act ("NEPA") for the Company's DeLamar Heap Leach Project ("DeLamar" or the "Project") located in southwestern Idaho. For the first time, DeLamar benefits from a clearly defined, fact-based NEPA pathway endorsed by the BLM, providing enhanced visibility into the federal permitting process and materially reducing permitting uncertainty.

The BLM-defined schedule contemplates publication of a Notice of Intent ("NOI") in the second quarter of 2026, followed by an anticipated 15-month NEPA review period, culminating in the issuance of an Environmental Impact Statement ("EIS") and Record of Decision ("ROD") in the third quarter of 2027. This timeline is materially more efficient than previously contemplated permitting scenarios and represents a significant advancement in the Project's development trajectory.

When combined with the recently released Feasibility Study, demonstrating robust gold- and silver-driven economics, DeLamar is now materially de-risked and advancing toward a shovel-ready development profile from both a technical and permitting perspective. DeLamar stands out as one of a limited number of advanced-stage gold-silver development projects in the United States currently benefiting from a defined and expedited federal permitting timeline.

George Salamis, President, CEO and Director of Integra, commented: "The establishment of a BLM-defined federal permitting timeline marks a transformational milestone for both DeLamar and Integra. For the first time, the Project has a clear, accelerated, and fact-based pathway through the NEPA process, materially reducing one of the most significant barriers to mine development in the United States. This schedule is meaningfully shorter than previously anticipated and substantially improves project certainty, capital efficiency, and time-to-value for our shareholders.

Combined with the recently released DeLamar Feasibility Study, this milestone positions the Project among the most advanced and de-risked large-scale precious metals development opportunities in the United States. With strong economics, early free cash flow potential, and a defined federal permitting runway, we believe DeLamar is approaching a build-ready profile and is well positioned to deliver long-term value in a constructive gold and silver market environment."

Permitting Schedule Details and Next Steps

Since the Company's acquisition of the DeLamar Project, nearly a decade of comprehensive environmental baseline data collection, exploration, engineering studies, and mine plan development have been completed. This extensive work has resulted in a Project that is well advanced and well prepared for rigorous environmental review. Ongoing engagement with surrounding communities and regional Tribal Nations has provided valuable input and helped inform multiple iterations of Project refinement as it has progressed through successive review cycles.

Now that the federal permitting schedule has been established, the BLM will move to publish a NOI in the Federal Register to notify government agencies and the public of the proposed action at DeLamar. The NOI formally announces the BLM's intent to prepare an EIS in accordance with NEPA. Following publication of the NOI, a public scoping process will be conducted to engage federal, state, and local agencies, Tribal Nations, and the general public to identify issues and concerns associated with the Project. These issues will guide the development of reasonable alternatives designed to minimize adverse effects and prevent undue degradation.

Once scoping is complete, environmental impact analyses of the Project and a reasonable range of alternatives will be undertaken, culminating in preparation of the EIS. Through this process, elements of the Project may be refined and mitigation measures developed to reduce potential environmental impacts. In the EIS and accompanying ROD, anticipated in the third quarter of 2027, the BLM will identify a Preferred Alternative and any mitigation measures required for Project implementation. This mitigation is expected to include continued engagement with Tribal Nations and the development of a Programmatic Agreement ("PA"), a formal framework established among the Company, governmental agencies, and Tribal Nations to identify, manage, and mitigate potential impacts to culturally sensitive areas and historic properties.

Following completion of the NEPA process, a final revised Mine Plan of Operations ("MPO") will be prepared that incorporates the Preferred Alternative and all required mitigation measures.

While the EIS process is underway, the Company will continue to work with federal, state, and local regulatory agencies to advance the various permits required prior to construction and operation. These permits include a groundwater Point of Compliance Permit to protect beneficial uses of groundwater; an Idaho Pollution Discharge Elimination System Permit governing treated industrial wastewater discharges; a Cyanidation Permit for heap leach operations; an Air Quality Permit to Construct; and a Section 404 Clean Water Act Permit issued by the U.S. Army Corps of Engineers to assess impacts to aquatic resources and implement compensatory mitigation where required. An approved Reclamation Plan, supported by appropriate financial assurance, will also be required. Upon receipt of all necessary permits and posting of required bonding, the Project may proceed to construction.

DeLamar Project Overview

(All amounts in United States ("U.S.") dollars unless otherwise stated)

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment, Pre-feasibility Study, and Feasibility Study ("FS") in late-2025. The 2025 FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent ("AuEq") over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product mine-site All-in Sustaining Cost of $1,480 per ounce ("/oz") AuEq. The Project generates an after-tax Net Present Value ("NPV5%") of $774 million with an after-tax Internal Rate of Return ("IRR") of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to $1.7 billion and after-tax IRR to 89% using recent gold and silver prices of $4,250/oz and $60/oz, respectively. Refer to the 2025 DeLamar Feasibility Study announcement news release from December 17, 2025 here.

(1) Gold equivalent calculated using base case metal prices: $3,000/oz Au and $35/oz Ag

(2) See Cautionary Note Regarding Non-GAAP Measures

The FS technical report will be filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov by February 2, 2026.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company, the Project and its mineral properties; results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of the FS for the Project, including cash flows, revenue potential, development, expenditures, and timing thereof, extraction rates, life-of-mine projections and cost estimates; timing of completion of a technical report summarizing the results of the FS; magnitude or quality of mineral deposits; anticipated advancement of the Project mine plan; exploration expenditures, costs and timing of the development of new deposits; costs and timing of future exploration; permitting; construction and optimization planning; estimates of metallurgical recovery rates; anticipated advancement of the Project, future prospects and prospective inclusion of Mineral Resources in future mining activities; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Project; future growth potential of the Project; and future development plans.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Project and the Company's mineral properties; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Project and the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" and "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of DeLamar, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses.  While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost

Site level AISC includes cash costs and sustaining and expansion capital, but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes. The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.